Exhibit 21.1

Subsidiaries of Norcraft Companies, Inc.*

Name	Jurisdiction of Organization
Norcraft Holdings I Corp. (formerly known as SKM Norcraft Corp.)	Delaware
Norcraft Holdings II Corp. (formerly known as Trimaran Cabinet Corp.)	Delaware
Norcraft Companies LLC	Delaware
Norcraft Holdings, L.P.	Delaware
Norcraft GP, L.L.C.	Delaware
Norcraft Intermediate GP, L.L.C.	Delaware
Norcraft Intermediate Holdings, L.P.	Delaware
Norcraft Companies, L.P.	Delaware
Norcraft Canada Corporation	Nova Scotia
Norcraft Finance Corp.	Delaware
Norcraft Capital Corp.	Delaware

*	After giving effect to the Reorganization described under “The Reorganization” in the accompanying prospectus.